UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(AMENDMENT NO. 1)

Under the Securities Exchange Act of 1934

THE HACKETT GROUP INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

404609109

(CUSIP Number)

Terence M. Graunke Paul G. Yovovich Lake Capital Partners LP 676 N. Michigan Ave - Suite 3900 Chicago, IL 60611 (312)640-7050

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPY TO: Sanford Perl, P.C. James S. Rowe Kirkland & Ellis LLP 300 N. LaSalle Street Chicago, Illinois 60654 (312) 862-2000 March 28, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 404609109

(1)	Names of reporting persons / I.R.S. Identification Nos. of above persons (entities only) Archstone Consulting LLC / 20-0023852
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 246,537
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 246,537
(11)	Aggregate amount beneficially owned by each reporting person 246,537
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.6%
(14)	Type of reporting person (see instructions) OO

13D

CUSIP No. 404609109

(1)	Names of reporting persons / I.R.S. Identification Nos. of above persons (entities only) Archstone Intermediate Holdings LLC / 20-0023856
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 246,537*
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 246,537*
(11)	Aggregate amount beneficially owned by each reporting person 246,537
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.6%
(14)	Type of reporting person (see instructions) OO

*	Solely in its capacity as the managing member of Archstone Consulting LLC

13D

CUSIP No. 404609109

(1)	Names of reporting persons / I.R.S. Identification Nos. of above persons (entities only) Archstone Holdings LLC / 20-0023863
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 246,537*
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 246,537*
(11)	Aggregate amount beneficially owned by each reporting person 246,537
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.6%
(14)	Type of reporting person (see instructions) OO

*	Solely in its capacity as the managing member of Archstone Intermediate Holdings LLC

13D

CUSIP No. 404609109

(1)	Names of reporting persons / I.R.S. Identification Nos. of above persons (entities only) Lake Capital Partners LP / 32-0027409
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 246,537*
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 246,537*
(11)	Aggregate amount beneficially owned by each reporting person 246,537
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.6%
(14)	Type of reporting person (see instructions) PN

*	Solely in its capacity as the majority member of Archstone Holdings LLC

13D

CUSIP No. 404609109

(1)	Names of reporting persons / I.R.S. Identification Nos. of above persons (entities only) Lake Capital Investment Partners LP / 32-0027408
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 246,537*
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 246,537*
(11)	Aggregate amount beneficially owned by each reporting person 246,537
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.6%
(14)	Type of reporting person (see instructions) PN

*	Solely in its capacity as the general partner of Lake Capital Partners LP

13D

CUSIP No. 404609109

(1)	Names of reporting persons / I.R.S. Identification Nos. of above persons (entities only) Paul G. Yovovich
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 289,227*
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 289,227*
(11)	Aggregate amount beneficially owned by each reporting person 289,227
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.7%
(14)	Type of reporting person (see instructions) IN

*	Holds (i) 246,537 shares in his capacity as a member of the committee of Lake Capital Investment Partners LP that makes investment related decisions with respect to Lake Capital Partners LP and (ii) 42,690 restricted stock units which were granted to Lake Capital Management LLC (“LCM”) in connection with Terence M. Graunke’s services as a director to the Issuer, of which 30,042 have not yet vested. Paul G. Yovovich is a member of LCM, which is member managed and may be deemed to be a beneficial owner of the shares.

13D

CUSIP No. 404609109

(1)	Names of reporting persons / I.R.S. Identification Nos. of above persons (entities only) Terence M. Graunke
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 289,227*
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 289,227*
(11)	Aggregate amount beneficially owned by each reporting person 289,227
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.7%
(14)	Type of reporting person (see instructions) IN

*	Holds (i) 246,537 shares in his capacity as a member of the committee of Lake Capital Investment Partners LP that makes investment related decisions with respect to Lake Capital Partners LP and (ii) 42,690 restricted stock units which were granted to Lake Capital Management LLC (“LCM”) in connection with his services as a director to the Issuer, of which 30,042 have not yet vested. Lake Creek, LLC (“Lake Creek”) and TG Holding Corp. (“TG Holding”) are members of LCM, which is member managed. Graunke is the sole member of Lake Creek and the sole shareholder of TG Holding and may be deemed to be a beneficial owner of the shares.

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends the statement on Schedule 13D (the “Schedule 13D”) with respect to the common stock of The Hackett Group Inc., dated November 12, 2009, by (1) Archstone Consulting UK Limited, (2) Archstone Holdings UK Limited, (3) Archstone Consulting International Holdings Cooperatief U.A., (4) Archstone International Holdings LLC, (5) Archstone Consulting LLC, (6) Archstone Intermediate Holdings LLC, (7) Archstone Holdings LLC, (8) Lake Capital Partners LP, (9) Lake Capital Investment Partners LP, (10) Paul G. Yovovich, and (11) Terence M. Graunke. Capitalized terms used and not defined in this Amendment have the meanings given to such terms in the Schedule 13D.

Item 1. Security and the Issuer.

The class of equity security to which this Amendment relates is the common stock, par value $0.001 per share (the “Shares”), of the Issuer. The name and address of the principal executive offices of the Issuer are: The Hackett Group Inc., 1001 Brickell Bay Drive, Suite 3000, Miami, Florida 33131.

Item 2. Identity and Background.

(a)—(c) This Amendment is filed jointly by the following reporting persons (together, the “Reporting Persons”) as permitted by Rule 13d-1(k) promulgated by the Commission under Section 13 of the Securities Exchange Act of 1934. The Reporting Persons are:

Archstone Consulting LLC (“Consulting”)

Archstone Intermediate Holdings LLC (“Intermediate”)

Archstone Holdings LLC (“Holdings”)

Lake Capital Partners LP (“Lake”)

Lake Capital Investment Partners LP (“Lake Investment”)

Paul G. Yovovich (“Yovovich”)

Terence M. Graunke (“Graunke”)

The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Amendment and the Schedule 13D.

Pursuant to Rule 13d-4 under the Exchange Act, the Reporting Persons expressly declare that the filing of this Amendment shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

Item 3. Source and Amount of Funds or Other Consideration.

On February 22, 2012, the Issuer commenced a modified Dutch Auction tender offer (the “Tender Offer”), pursuant to which Consulting tendered 4,937,000 Shares beneficially owned by the Reporting Persons. On March 28, 2012, pursuant to the Tender Offer, the Issuer accepted for purchase 4,690,463 Shares beneficially owned by the Reporting Persons at a price of $5.00 per Share. The information from Item 5(c) of this Amendment is incorporated in this Item 3 by reference.

Item 5. Interest in Securities of the Issuer.

(a) & (b) The information from lines 7-11 of the cover pages, inclusive, and line 13 of the cover pages of this Amendment corresponding to each of the Reporting Persons is incorporated in this Item 5 by reference.

(c) Consulting disposed of the following Shares through the Issuer’s Tender Offer.

Date	Action	Amount	Price Per Share
3/28/2012	Tender to the Issuer	4,690,463	$5.00

(d) Not applicable

(e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Shares on March 28, 2012.

(f) Not applicable.

Item 7. Material to be filed as Exhibits.

Exhibit 99.1 Schedule 13D Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 3, 2012

ARCHSTONE CONSULTING LLC

By:	/s/ Michael Hayes
Name:	Michael Hayes
Its:	Vice President

ARCHSTONE INTERMEDIATE HOLDINGS LLC

By:	/s/ Michael Hayes
Name:	Michael Hayes
Its:	Assistant Treasurer

ARCHSTONE HOLDINGS LLC

By:	/s/ Michael Hayes
Name:	Michael Hayes
Its:	Assistant Treasurer

LAKE CAPITAL PARTNERS LP

By:	Lake Capital Investment Partners LP
Its:	General Partner

By:	Lake Partners LLC
Its:	General Partner

By:	/s/ Terence Graunke
Name:	Terence M. Graunke
Its:	Manager

LAKE CAPITAL INVESTMENT PARTNERS LP

By:	Lake Partners LLC
Its:	General Partner

By:	/s/ Terence Graunke
Name:	Terence M. Graunke
Its:	Manager

/s/ Terence Graunke
Terence M. Graunke

/s/ Paul Yovovich
Paul G. Yovovich